Eric Lecomte, P.Eng
InnovExplo
560, 3e Avenue
Val-D’or (Quebec)
J9P 1S4

CONSENT of QUALIFIED PERSON

I, Eric Lecomte, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 28 March 2022 by New Gold Inc.

Dated this 30 March 2022

/s/ Eric Lecomte
Eric Lecomte, P.Eng.
Senior Mining Engineer
InnovExplo